

October 12, 2012

Via E-mail
Mr. Jason M. Shapiro
Chief Financial Officer
Iron Eagle Group, Inc.
61 West 62nd Street, Suite 23F
New York, NY 10023

> **Re:** **Iron Eagle Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed August 2, 2012**
> **Form 8-K Filed August 28, 2012**
> **File No. 000-22965**

Dear Mr. Shapiro:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed August 28, 2012

1.   We note that you completed the acquisition of Tru-Val Electric Group, LLC ("Tru-Val") on August 28, 2012. Please amend your Form 8-K to disclose when you plan to file the required financial statements of Tru-Val along with the pro forma financial information for the transaction, pursuant to Item 9.01(a)(4) or tell us why you believe no financial statements are required. Finally, please tell us how you plan to account for the acquisition of Tru-Val, provide us with your assessment of whether Tru-Val is a predecessor company, and if so, provide your acknowledgement of the different reporting criteria for a predecessor company on a pre-merger basis and post-merger basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining